EXHIBIT 99.1


                              2006 INDUSTRY REPORT

                    $56 BILLION BUDGETED FOR FORMAL TRAINING
                               TRAINING MAGAZINE'S
                                    ANALYSIS
                              OF EMPLOYER-SPONSORED
                          TRAINING IN THE UNITED STATES

                             DECEMBER 2006 TRAINING

----------------------------------------------------------------------------------------------------
$55.8 billion was      7% was the increase   $15.8 billion was spent on    $1,273 was spent per
budgeted for formal    in training budgets   training products and         learner by companies,
training in 2006.      from 2005.            services this year--up from   including staff salaries.
                                             $13.5 billion in 2005.
----------------------------------------------------------------------------------------------------

THE YEAR 2006 WAS ONE OF GROWTH FOR THE TRAINING INDUSTRY.

Most organizations reported healthy increases in their training budgets, with an average budget increase of 7 percent over last year. Today, companies are spending $1,273 per learner on training, including staff salaries.

These higher budgets have driven the growth of overall training industry expenditures. U.S. organizations spent a total of $55.8 billion on training (including staff salaries) this year, with $15.8 billion earmarked for external learning products and services. These numbers are up from last year's figures, which showed $51.1 billion in total industry spending and $13.5 billion in spending on products and services.

The growth in training spending this year is significant," says Josh Bersin, founder of Bersin & Associates, an Oakland, Calif.-based industry research and advisory firm. "It illustrates three important trends: first, the continued growth in the U.S. economy; second, a maturing of investments in e-learning,

2006 INDUSTRY REPORT

leading organizations to realize excellent returns on their technology-based training programs; and third, a new focus on talent management and employee development to deal with talent gaps in the global workforce."

Most training groups also have added staff over the past 12 months. On average, the number of training-related staff positions has increased 6 percent over last year, to an average of 6.7 training staff for every 1,000 learners.

But although many firms are adding training staff, total payroll spending has not increased proportionally. In fact, training payroll spending over the past five years has been relatively flat. This is due, in part, to the fact that as senior training staffers retire, they are replaced


6% THAT'S THE INCREASE IN TRAINING-RELATED STAFFING OVER LAST YEAR TO AN AVERAGE OF 6.7 TRAINERS FOR EVERY 1,000 LEARNERS.


                 REPORTED CHANGES IN 2006 BUDGETS AND STAFFING

                                Staffing        Budgets
                                --------        -------

Higher than last year              37%            63%

Same as last year                  56%            24%

Lower than last year               7%             13%


ABOUT THIS SURVEY

                      ORGANIZATIONAL SIZE CLASSIFICATIONS

                                 % OF DUN &
                                 BRADSTREET'S
# OF EMPLOYEE                    DATABASE
-------------                    ------------
100 to 499                       78%
500 to 999                       10%
1,000 to 2,499                   7%
2,500 to 9,999                   3%
10,000 or more                   2%
TOTAL NUMBER                     100%

Source: Bersin & Associates

This is the 25th year TRAINING magazine has published the United States Training Industry Report. This year, the study was conducted by Bersin & Associates, a leading research and advisory firm focused on enterprise learning and talent management. The study was conducted in August when a sampling of TRAINING subscribers were e-mailed an invitation to participate in the online survey. Only U.S.-based corporations and educational institutions with more than 100 employees were included in the analysis. The data was weighted to reflect the proportion of organizations in the Dun & Bradstreet database. (See chart, above.) Note that the weighting scheme heavily favors small organizations, which provides an accurate reflection of the overall U.S. market. Throughout the report, we break out the results by organization size to show the differences between small and large organizations.

                           INDUSTRIAL CLASSIFICATIONS

The data represents a cross-section of industries. The highest representation is in the financial services and manufacturing sectors, each at 16 percent, followed by educational institutions at 15 percent. Other industries each account for less than 10 percent of the total sample--truly making this a cross-industry study.

                          Financial Services 16%
                          Insurance 5%
                          Education 15%
                          Healthcare 8%
                          Manufacturing 16%
                          Technology 8%
                          Business Services/Consulting 2%
                          Legal 3%
                          Non-profit 7%
                          Pharmaceuticals 1%
                          Real Estate 2%
                          Retail 2%
                          Telecommunications 3%
                          Utilities 3%

                     TRAINING BUDGET BREAKDOWNS 2002 TO 2006
                                  in billions

                  Total Budget             Salaries
                  ------------             --------

2002                  54.2                   39.1
2003                  51.3                   37.4
2004                  51.4                   38.1
2005                  51.1                   37.5
2006                  55.8                   36.3


                     BREAKDOWN OF TRAINING EXPENDITURES 2006

65% of training expenditures - payroll
35% of training expenditures - non-payroll


2006 INDUSTRY REPORT

by younger, lower-cost workers.

In addition, the mix of job roles within training organizations has been changing in recent years. In the past, organizations were heavily staffed with trainers. With the rise of e-learning, training groups have hired higher proportions of content developers and technology specialists, roles that come at a lower cost than a senior trainer or instructor."Training organizations are shifting their staffing models away from a dominant focus on trainers," Bersin says. "Today's training organizations are younger and more focused on design, e-learning, and service and support activities, and are now outsourcing much of the delivery."

Another survey trend is that the proportion of training dollars spent on salaries is declining. A few years ago, more than 70 cents of EVERY training dollar went to payroll. Today the figure is about 65 cents. With the increase in e-learning, organizations are spending a greater proportion of their training budgets on learning technologies and outside services.

They are spending proportionally less on internal staff salaries. The learning and development (L&D) function has grown in stature within organizations over the past few years. Economic growth, new governmental regulations, and the challenges of an aging workforce have made learning and development a strategic business function. More organizations are viewing training as A KEY component to their longterm success, and are increasing L&D funding to invest in the future.

DEFINITIONS

TRAINING STAFF SALARIES: Salaries paid to internal training professionals and administrative support staff in the training department.

SEMINARS AND CONFERENCES: Training by outside providers or contractors, either at an organization's location or off site, including public seminars but not trainee travel and per diem costs.

CUSTOM   MATERIALS:   Materials   tailored  or  designed  by  outside  suppliers
specifically  for  an  organization,   such  as  classroom  programs,   computer
courseware or online programs.

OFF-THE-SHELF MATERIALS: Prepackaged materials purchased from outside suppliers, such as computer courseware, books, videos, classroom programs, etc.

OTHER EXPENDITURES: Other training products or services from outside suppliers.

TRADITIONAL TRAINING: Any training that does not involve using technology to deliver it, such as classroom training with a live instructor (regardless of the instructor's or learners' use of technology during the class); noncomputerized self-study, such as textbooks or workbooks; noncomputerized games; seminars; lectures; or outdoor programs.

TECHNOLOGY-BASED TRAINING: Any training that does involve using technology to deliver it, such as Web-based training, computerized self-study (including CD-ROMs, DVDs or diskette), satellite or broadcast TV, and video-, audio- or teleconferencing.

2006 INDUSTRY REPORT

MAJOR GROWTH DRIVEN BY SMALL COMPANIES

Organizations of all sizes and across nearly all industries reported higher budgets and staffing this yeaR. But the biggest increases are within small businesses (those with fewer than 1,000 employees), in which both training budgets and staffing are up approximately 7 percent over last year. The budgets and staffing within midsize and large organizations also are increasing, albeit more modestly.

This trend is reflected in the overall U.S. economy, which is experiencing a general slowdown in economic growth. Large and small companies have fared well over the past YEAR, showing considerable profitability due to economic expansion and recent cost cutting. Mid-sized companies haven't shown as much growth in the overall economy.

Comparing industries, the training budgets of healthcare companies have shown the greatest increase, up 20 percent over last year. This growth is drivEN by small and midsize healthcare and medical organizations, and mirrors the overall U.S. economy, which some say has been largely fueled by significant growth in jobs in the healthcare sector.


HEALTHCARE HAS SHOWN THE GREATEST INCREASE IN TRAINING BUDGETS, UP 20% OVER LAST YEAR. OTHER BIG WINNERS INCLUDE THE TECHNOLOGY AND FINANCIAL SERVICES SECTORS.

             AVERAGE CHANGE IN BUDGET AND STAFFING BY ORGANIZATION
                              by organization size

                                        Greater than 2005      Same as 2005
                                        -----------------      ------------

Small (less than 1,000 employees)              7.5%                 6.7%

Midsize (1,000-9,999 employees)                5.9%                 1.5%

Large (more than 10,000 employees)             7%                   4%


                   CHANGE IN BUDGET OVER LAST YEAR BY INDUSTRY

                   Financial/Insurance          10.9%
                   Education                     4.8%
                   Healthcare                   19.9%
                   Manufacturing                (2.9)%
                   Retail                        3.3%
                   Technology                   14.1%

                 CHANGE IN STAFFING OVER LAST YEAR BY INDUSTRY*

                       Staff Lower      Staff Same      Staff Higher
                       -----------      ----------      ------------

Financial/Insurance         2%              46%             52%
Education                   0%              82%             18%
Healthcare                  6%              52%             43%
Manufacturing              16%              57%             26%
Retail                     18%              47%             36%
Technology                 23%               8%             69%

              * Due to rounding, totals may not equal 100 percent.


WHICH PROGRAM AREAS WILL RECEIVE THE MOST FUNDING RESOURCES IN THE COMING YEAR?

                 Sales training                         33%
                 Management/Supervisory training        29%
                 IT/Systems training                    24%
                 Mandatory/Compliance training          19%
                 Customer service training              19%
                 Profession/Industry-specific training  17%
                 Interpersonal skills                   13%
                 Desktop application training           10%
                 Executive development                   7%


2006 INDUSTRY REPORT

Technology and financial services companies also reported large budget increases of 10 percent or more.

The only industry experiencing negative growth is the manufacturing sector, whose budgets have dropped an average of 2.9 percent this year. This sector has experienced considerable volatility as of late, with recent cutbacks in spending and payrolls, which is reflected in the training-related numbers.

In terms of staffing, the technology sector has the highest proportion of companies reporting training staff increases (70 percent), but this group also has the highest number reporting staff decreases (23 percent). So this sector shows a mixed story, with some training organizations growing while others are shrinking.

A large number (more than 40 percent) of financial services and healthcare companies also reported training staff increases this year. Only a small percentage of organizations in these two sectors reported staff decreases.

And like the technology sector, the picture is more mixed for manufacturing and retail firms, where 16 percent to 18 percent of organizations reported training staff decreases this year. However, these declines still are outnumbered by firms reporting staff increases.

PROGRAM PRIORITIES

Now let's examine how companies are spending their training dollars. Looking across all program areas, sales training and management/supervisory training receive the highest share of funding. About 30 percent of organizations cite these program areas as their top priorities in terms of dollars and resources.

Sales skills are currently in hot demand. Corporations are hiring new salespeople and are focusing on training their new as well as existing sales staffs. This typically is an expensive program area to deliver, as it has one of the greatest amounts of face-to-face training and involves learners from all over the globe. In addition, sales training is a

2006 INDUSTRY REPORT

fairly continuous process, as the rapid pace of new products and features requires year-round updating of the sales force. All of these factors make sales training one of the top areas for program funding.

Management and supervisory training receives a great deal of funding due, in part, to the aging of the workforce. Census data shows that over the next 10 years there will be a marked increase in retirements, causing a vacuum in the ranks of middle management. Smart companies are acting now to groom current and prospective managers to fill the void.

IT and systems training continues to receive a large share of training dollars, with approximately one-quarter of organizations citing it as the top priority in terms of funding/resources.

"One of the biggest skills shortages today is sales people and engineers," Bersin says. "Program priorities indicate heavy focus in these two areas. The third, and continuously important area of focus, is training for mid-managers and executives. As the workforce ages, all organizations realize THEY must invest in learning and development programs to rebuild and fuel their leadership pipelines."

In terms of which employees are getting the lion's share of the funding, more than 60 percent of the funding goes to training employees.

CLASSROOM STILL DOMINATES, BUT ONLINE GROWING

Now let's look at how these programs are being delivered. Instructor-led classroom training continues to be the delivERY method of choice, used for 62 percent of all formal training. However, use of self-study e-learning is on the rise, now accounting for 15 percent of all training delivered. This is a two-fold increase from just one year ago, and signifies that e-learning is here to stay as a mainstream training delivery vehicle. Virtual classroom training also remains popular, representing 14 percent of


62% of ALL FORMAL TRAINING IS DONE IN THE CLASSROOM. THAT NUMBER IS DOWN FROM 70% LAST YEAR.


                          WHO BENEFITS FROM TRAINING?
            Percent of budget and dollars (in billions) spent on.....

                         2006         2005        2004        2003        2002
                       %     $      %     $     %    $      %    $      %    $
                      ---------    ---------   ---------   ---------   ---------
Executives            12%   6.7    14%   6.9   12%   6.5   15%   7.1   12%   7.0

Exempt managers       24%  13.4    25%  14.2   25%  13.3   23%  12.0   25%  12.6

Exempt non-managers   29%  16.2    25%  11.2   24% 112.4   27%  14.1   24%  12.9

Nonexempt employees   35%  19.5    36%  18.8   39%  19.8   35%  18.0   39%  20.9


                           TRAINING DELIVERY METHODS

                                          2006                    2005
                                          ----                    ----

          Virtual Classroon                14%                     16%

          Other methods                     9%                      7%

          Online, self-study               15%                      7%

          Instructor-led classroom         62%                     70%

                   TRAINING DELIVERY METHODS BY ORGANIZATION*
                              By organization size

                             10,000 or more    1,000 to 1,999    Less than 1,000
                             --------------    --------------    ---------------

Instructor-Led (Classroom)         57%               65%               62%

Online (Self-study)                24%               20%               14%

Virtual classroom                  12%                7%               15%

Other                               6%                7%                9%

              * Due to rounding, totals may not equal 100 percent.


2006 INDUSTRY REPORT

training delivered.

Large organizations, in particular, are turning increasingly to online methods. These organizations are more likely to have the budget and technology NECESsary to accommodate online training. Many small companies still don't have the technology and bandwidth to make online training a reality.

"We believe e-learning has come of age," Bersin says. "Organizations are gaining tremendous value out of e-learning programs today, leading to a significant reduction in the percent of training delivered through instructor-led programs. While instructor-led training will never go away, employees are receiving more and more of their training online."

Comparing industries, we find that organizations in the technology and financial services sectors make much greater use of online delivery methods than other industries. Manufacturers, retailers and educational institutions


                     TRAINING DELIVERY METHODS BY INDUSTRY*

                       Instructor-Led     Virtual        Online
                        (Classroom)      classroom    (Self-study)     Other

Technology                  52%             23%            18%           7%
Retail                      76%              9%             5%           9%
Manufacturing               84%             10%             2%           4%
Healthcare                  72%             15%             8%           5%
Education                   57%              8%            21%          13%
Financial/Insurance         57%             18%            21%           2%

              * Due to rounding, totals may not equal 100 percent.


2006 INDUSTRY REPORT

lag behind other sectors in their adoption of e-learning.

But although the share of classroom training has dropped (from 70 percent to 62 percent), it still remains the dominant for m of training. Online methods are mainly used in conjunction with other modalities in a "blended" learning format--very few training programs RELY exclusively on online delivery.

Online methods are used most extensively in the area of mandatory or compliance training, in which 35 percent of training is conducted "mostly or completely" online. Because of the critical nature of compliance programs, many firms are turning to online delivery to make these programs easier to deploy, measure and report.

Online training is used sparingly in the areas of interpersonal (soft) skills, executive development, customer service and sales training, where classroom or face-to-face training still dominates. When online methods are used in these areas, it is primarily as prerequisite or supplemental material to the face-to-face training.

E-learning has moved beyond its initial applications in IT training. Organizations now use e-learning for customer service training, retail process training and increasingly for soft skills training. Blended learning approaches are becoming well understood, and organizations continue to focus on blended models.

FOCUS ON TECHNOLOGY, FASTER DEPLOYMENT

With the rise of e-learning, technology has become a major part of the training function. As organizations have acquired more learning tools and systems, the technology infrastructure has become increasingly complex. This has made learning technology and infrastructure a top priority among 40 percent of training organizations.

According to the research, nearly 40 percent of organizations are using a learning management system (LMS),


35% OF MANDATORY OR COMPLIANCE TRAINING IS CONDUCTED EITHER "MOSTLY OR COMPLETELY" ONLINE.

                       USAGE OF ONLINE METHODS BY TRAINING

                                    No       Some     Mostly      All
                                  Online    Online    Online    Online
                                  ------    ------    ------    ------

Executive development               54%       33%        9%        4%
Mgmt/Supervisory training           44%       41%       13%        3%
Interpersonal Skills                54%       40%        4%        2%
IT/Systems training                 37%       50%       12%        1%
Desktop application training        33%       52%       13%        1%
Customer-service training           55%       44%        1%        0%
Sales training                      57%       41%        1%        1%
Mandatory/Compliance training       31%       33%       17%       18%
Profession/Industry-specific
  training                          26%       64%        6%        4%



                             TOP LEARNING PRIORITIES

     Learning technology/infrasructure      40%

     Faster deployment                      39%

     Measuring impact                       26%

     Reducing costs                         25%

     Increasing effectiveness               23%

     Increasing learner usage               17%

     Perf mgmt/competency integration       14%

     Revenue-based training                 6%



                     USAGE OF LEARNING TOOLS AND TECHNOLOGY


     LMS                                    39%

     LCMS                                   13%

     Virtual classroom                      58%

     Application simulation tool            30%

     Rapid e-learning tool                  24%

     EPSS/Knowledge management system       12%

     Podcasting                             5%



                        TECHNOLOGY USAGE BY ORGANIZATION

                                           LMS          LCMS
                                          ----          ----

Small (less than 1,000 employees           37%           11%

Midsize (1,000-9,999 employees)            51%           24%

Large (more than 10,000 employees)         75%           28%


2006 INDUSTRY REPORT

nearly 60 percent are using a virtual classroom tool, and between 25 percent and 30 percent are using application simulation and rapid e-learning tools. Among large organizations, these numbers nearly double. For many organiza-tions, the primary challenge now is supporting and integrating these technologies. As a result, many organizations are looking to standardize on a single, integrated platform.

Faster deployment of learning programs also is a top prionity--cited by nearly the same number of organiza-tions. Training groups have been under increasing pressure to roll out programs at an ever-increasing pace. This has driven the tremendous growth in usage of rapid e-learning tools, which can produce online training and communications in a matter or days--or in some cases, even hours.

In the past, training departments spent inordinate amounts of time and money producing flashy, eye-catching programs. Now the focus has turned to meeting the learning gaps quickly, and saving the "stellar" programs for a select few, company-wide initiatives.

NEW APPROACHES TO LEARNING

This emphasis on rapidly filling organizational learning gaps has caused training groups to rethink how THEY develop and deliver learning programs.

"Learning on demand" is an emerging category that is poised to revolutionize how learning is conducted in the enterprise. Learning on demand implies that information and digital learning assets are made immediately available--just as the learner needs them.

These solutions today include online support materials, agents and electronic performance support systems (EPSS). Podcasting still is in its infancy but is growing in usage as a method to provide real-time training and information to mobile learners.

Organizations are recognizing that monolithic courseware that takes weeks

2006 INDUSTRY REPORT

to deliver is not the answer for many learning challenges. Learning on demand is the next step in the evolution of e-learning.

"Training organizations are always experimenting with new technologies to deliver learning media," Bersin says. "Today the most important trends are toward audio and remote access to learning, which is available for on-demand or performance support applications."

RISE IN OUT-TASKING

The widespread use of global telecommunications and the Internet has enabled tremendous growth in the outsourcing of business services.

Traditionally, top functions for outsourcing have been in the areas of payroll, HR management, customer service, call centers and technology. Now we are seeing growth in the outsourcing of corporate training functions.

Instruction has always been a popular area for outsourcing, as organizations turn to outside professionals for facilitation and teaching. Today, 44 percent of organizations report using external instructors to deliver at least some of their training.

Additionally, approximately 30 percent of organizations turn to external vendors for custom content development. In large organizations, outsourcing in this area is particularly prevalent--71 percent of large companies use external vendors to produce some or all custom content.

In many cases, organizations turn to third party providers because THEY don't have the internal expertise or bandwidth to do it themselves. But content development can be expensive, which is why 11 percent of organizations have turned to offshore providers for their custom content needs.

Use of offshore firms varies considerably by organization size, with large companies much more likely to offshore than small organizations, and by industry, where offshoring is beginning to catch on among technology and financial services/insurance firms but is


44% OF ORGANIZATIONS REPORT USING EXTERNAL INSTRUCTORS TO DELIVER AT LEAST SOME OF THEIR TRAINING.

WHICH OF THE FOLLOWING FUNCTIONS ARE YOU CURRENTLY OUTSOURCING TO EXTERNAL PROVIDERS?

Instruction                            44%

Custom content development             29%

Learner support                        23%

LMS operations/hosting                 30%

LMS administration                     24%


       CUSTOM CONTENT DEVELOPMENT OUTSOURCE AMOUNT BY ORGANIZATION SIZE*

                                 No            Some         Mostly/Completely
                            outsourcing     outsourcing        outsourced
                            -----------     -----------     -----------------

Large (more than 10,000
   employees)                   29%             62%                9%

Midsize (1,000 to 9,999
   employees)                   58%             36%                6%

Small (less than 1,000
   employees)                   73%             22%                5%

              * Due to rounding, totals may not equal 100 percent.

        USE OF OFFSHORE FIRMS FOR CUSTOM CONTENT DEVELOPMENT BY INDUSTRY

              Financial/Insurance         13%

              Education                    0%

              Healthcare                   1%

              Manufacturing                2%

              Retail                       0.2%

              Technology                  11%



2006 INDUSTRY REPORT

OFFSHORING CAN BE AN ATTRACTIVE OPTION FOR PROJECTS THAT ARE EASILY COMMUNICATED AND WHERE THE VOLUME OF WORK CAN TAKE ADVANTAGE OF THE LOWER LABOR COSTS OVERSEAS.

almost nonexistent in most other sectors.

Offshoring can be an attractive option for projects that are easily communicated and where the volume of work can take advantage of the lower labor costs overseas.

Overall outsourcing (using both offshore and onshore vendors) of custom content development will continue to grow, as 14 percent of firms plan to outsource more custom content development in the next 12 months. This is due in part to increased pressures to quickly fill learning gaps and the desire to offload many of the non-strategic learning activities to external providers.

Another area that has seen significant growth is LMS hosting. Currently 30 percent of organizations report using an external provider to operate or host their LMS.

The use of hosted providers will continue to grow, as organizations seek solutions that are less costly and require fewer internal resources to maintain. Fifteen percent of organizations that participated in the survey say they plan

2006 INDUSTRY REPORT

to outsource more of their LMS operations in the coming year.

"Today's access to bandwidth has made the on-demand LMS model widely available," Bersin says. "The major obstacle now is the security issue, but many companies are coming to realize their data can actually be more secure when hosted outside the firewall."

The traditional "out-tasking" model will continue to grow: that is, hiring consultants and vendors to deliver specific solutions, particularly in the areas of custom content development and LMS hosting. Few firms are outsourcing their entire training function, and no one believes many firms will adopt a fully outsourced model in the near future.

WHAT ARE YOUR THOUGHTS ABOUT THIS REPORT? PLEASE E-MAIL YOUR COMMENTS TO EDIT@TRAININGMAG.COM. PLEASE BE SURE TO PUT "INDUSTRY REPORT" IN THE SUBJECT LINE.


30% OF  ORGANIZATIONS  REPORT USING AN EXTERNAL  PROVIDER TO OPERATE OR HOST ITS
LMS.

                   PLANNED OUTSOURCING OVER THE NEXT 12 MONTHS

                           More Outsourcing     Less Outsourcing
                           ----------------     ----------------


Instruction                         9%                   9%

Custom content dev.                14%                   7%

Learner support                     5%                   3%

LMS ops/hosting                    15%                   3%

LMS administration                  9%                   6%



More detailed data and analysis from this study is published in "The Corporate Learning Factbook: 2007" available at WWW.BERSIN.COM/FACTBOOK